UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2023

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

750 B Street Suite 1930 San Diego, CA 92101

(Address of principal executive offices)

83-1263155

(IRS Employer Identification Number)

Issuer’s telephone number, including area code

858.430.8528

Caution Regarding Forward-Looking Statements

This Semiannual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Semiannual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Semiannual Report and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Semiannual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Semiannual Report or any documents incorporated by reference herein or therein are accurate only as of the date of this Semiannual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Semiannual Report, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to DF Growth REIT, LLC unless the context indicates otherwise.

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The financial statements included in this filing as of and for the six months ended June 30, 2023 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

During the period ended June 30, 2023, the Company invested a net amount of $8.3 million in equity in one project managed by our Sponsor, The Independent. The Independent is a 61-unit multifamily project in Sand City, CA.

Our net loss for the period ending June 30, 2023 was $1,756,473 compared to a net loss in the same period one year ago of $3,534,036. Rental property revenue decreased slightly from $4,289,652 to $4,139,108 compared to the previous period while interest income was up year over year from $129,831 to $703,056 as a result of loan rate cap increases triggered by interest rate hikes by the Federal Reserve. Realized investment income increased from $91,248 to $524,789 over the same period, primarily due to the release of holdbacks from the sales of properties in 2022. Other income, principally attributable to tenant fees such as application fees, administrative fees, late fees and other revenues from tenants, also increased from $376,771 to $476,715 in the current period.

Overall operating expenses decreased slightly in the period from $8,801,521 to $8,465,270. Operating expenses consisted of depreciation and amortization expense of $1,451,106, down approximately 1.3% from the previous year; property operating and maintenance expenses of $2,363,234, a decrease of 0.8% from the previous year; tax and license fees of $463,148, a drop of approximately 19.8% from the previous year, primarily as a result of portfolio turnover; interest expense of $2,633,264, a decline of 15.4% from the previous period due to renegotiation of certain loans; and general and administrative expenses of $1,554,517, an increase of 23.7% from the same period one year earlier, primarily as a result of portfolio turnover and the acquisition of new properties.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. As of June 30, 2023, we had approximately $81.45 million in rental real estate properties (net of accumulated depreciation), approximately $4.99 million in joint ventures and approximately $27.41 million in equity and debt investments. As of June 30, 2023 we had approximately $2,345,350 in cash and cash equivalents, $485,144 in notes, $960,090 in related party receivables, $485,144 in notes and account receivable and $785,428 in interest receivable. Total assets as of June 30, 2023 were approximately $120,622,602, down approximately 0.04% from the previous year.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macroeconomic forces that affected all asset classes in the first half of 2023. Short term headwinds included changes in fiscal policy, continuing increases in interest rates, the treatment of federal surplus/deficit spending and notably inflation as measured by Consumer Price Index (CPI).

We anticipate continued rent growth through the end of 2023 and in 2024, particularly in key strategic markets as supply still lags sustained demand. As inflation remains the current focus of Federal Reserve monetary policy, we anticipate upward pressure on the yield curve for all maturities and increased borrowing costs that will drive up fund expenses in the near term. We also expect this to impact valuations as we predict multifamily transaction prices will begin to come more in line with increased cost of capital due to interest rate increases. Reduced valuations are likely to have a negative impact on our ability to sell portfolio properties on the desired timeline and/or at anticipated sale prices. As a result, in order to seek more advantageous prices for disposition of portfolio properties, the Manager expects to extend the Company’s dissolution date, as provided in the LLC Agreement.

ITEM 2

OTHER INFORMATION

Recent Developments

Investments

No new real estate investments were acquired or sold by the Company since June 30, 2023. However, in December 2023 a new investor purchased $3 million of Class A Units issued by DF Independent Partners, LLC (The Independent), which redeemed the same amount back to the Company, reducing the Company’s total investment in DF Independent Partners to approximately $3.79 million as of that date.

In fiscal year 2020 the Company invested $931,500 in unsecured debt issued to DiversyFund Granito, LLC (“Granito”). Following a series of setbacks related to massive budget overruns by the architect and builder, unexpected revision of zoning rules and new permitting issues, imposition of a new “mansion tax” and inability to garner any offers for the undeveloped property, in April 2024 the lender to Granito foreclosed on the property. The foreclosure value of the Granito property was substantially less than the total capital invested in Granito and the equity and unsecured debt investors, including the Company, suffered a total loss of their investments. At the time of the foreclosure, Granito also owed the Company $38,260.03 in unpaid interest.

SEC Investigation of Affiliates and Related Litigation

DF Growth REIT II was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of DF Growth REIT II and in January 2022 the SEC temporarily suspended the offering of DF Growth REIT II shares. The SEC alleged that DF Growth REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and had included inaccurate statements about the fund on the DiversyFund website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. The offering of its shares was terminated in 2022 and in its settlement agreement with the SEC dated June 9, 2023, DF Growth REIT II agreed to a permanent suspension of the offering. No fines or penalties were administered by the SEC. On August 9, 2023, the SEC informed the company that it was also concluding its investigation and did not intend to recommend an enforcement action against DiversyFund, the Company, DF Growth REIT II, LLC, DF Manager, Mr. Cecilio or Mr. Lewis.

Related to the SEC’s inquiry, in December 2022 attorneys for three shareholders in the Company and DF Growth REIT II brought an investor suit against the Company; DF Growth REIT II, LLC; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on the SEC’s claims in its administrative proceeding, alleging that the named shareholders were thereby misled, and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the defendants in this investor suit filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys for the plaintiffs filed an amended complaint in May 2024 and the Company again filed a motion to dismiss all claims. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences.

ITEM 3

Financial Statements

DF Growth REIT, LLC

DF Growth REIT, LLC
Balance Sheet
As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited)

DF Growth REIT, LLC

Balance Sheet

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited)

	Six Months Ended June 30 2023	Year Ended December 31, 2022
ASSETS
Investments in rental real estate properties, net of accumulated depreciation	$81,453,369	$85,851,740
Investment in joint ventures	4,991,672	7,342,521
Real estate equity investments	23,342,485	6,438,650
Real estate debt investments	4,069,037	3,489,037
Cash and Cash Equivalents	2,345,350	12,273,442
Restricted cash and cash equivalents - Investment in joint ventures	-	3,298,670
Related Party Receivables	969,090	919,090
Interest receivable	748,428	540,243
Notes and accounts receivable	485,144	348,872
Other assets	2,218,028	638,775
Total Assets	120,622,602	$121,141,040

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Notes payable, net of unamortized loan fees	57,282,938	55,727,131
Accounts payable and accrued expenses	1,696,154	940,751
Rental security deposits and other liabilities	1,975,205	2,115,127
Prepaid rents	86,050	207,922
Interest payable	-	210,617
Dividends Payable	1,767,446	2,394,374
Total Liabilities	62,807,792	$61,595,922

MEMBERS’ EQUITY
Equity:
Class A shares $10.00 par value; 7,500,000 shares authorized; $6,511,395 shares issued and outstanding, net of offering costs as of June 30, 2023	$65,113,948	$65,113,948
Subscriptions receivable	(222,857)	(222,857)
Accumulated deficit	(10,591,065)	(7,969,512)
Non-controlling interest	3,514,833	2,623,539
Total Members’ Equity	57,814,859	$59,545,118

Total Liabilities and Members’ Equity	$120,622,651	$121,141,040

DF Growth REIT, LLC
Statement of Operations
For the periods ended June 30, 2023 (Unaudited) and June 30, 2022 (Unaudited)

DF Growth REIT, LLC

Statement of Operations

For the periods ended June 30, 2023 and June 30, 2022

	Six Months Ended June 30 2023	Six Months Ended June 30 2022
REVENUES
Rental Property Revenue	$4,139,108	$4,289,652
Interest Income	703,056	129,831
Realized Investment Income	524,789	91,248
Other Income	476,715	376,771
TOTAL REVENUES	$5,843,668	$4,887,502

EXPENSES
Operating Expenses
Depreciation and Amortization	1,451,106.08	$1,470,730
Property Operating and Maintenance	2,363,234.40	2,382,978
Real Estate Taxes	463,148.28	577,388
Interest Expense	2,633,264.37	3,114,024
General and Administrative Expenses	1,554,516.92	1,256,401
Total Operating Expenses	$8,465,270	$8,801,521

Investing Expenses
Investing Expenses	$-	$65,611
Total Investing Expenses	$-	$65,611

TOTAL EXPENSES	$8,465,270	$8,867,132
NET INCOME/LOSS	$(2,621,602)	$(3,979,630)
Income attributed to non-controlling interest	$(865,129)	$(445,594)
Income attributed to DF Growth REIT, LLC	$(1,756,473)	$(3,534,036)

The accompanying notes are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

DF Growth REIT, LLC
Statement of Cash Flows
For the periods ended June 30, 2023 (Unaudited) and June 30, 2022 (Unaudited)

DF Growth REIT, LLC

Statement of Cashflows

For the periods ended June 30, 2023 (Unaudited) and December 31, 2022 (Audited)

	For the Six Months Ended June 30 2023	For the Year Ended December 31, 2022
OPERATING ACTIVITIES

Net Income/Loss	(2,621,603)	4,582,361
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	1,295,801	2,995,164
Amortization on debt issuance cost	-	785,580
Capitalized interest	-	421,529
Changes in operation assets and liabilities	-
Notes and accounts receivable	23,631	-1,675,954
Interest receivable	(206,685)	296,259
Prepaids and other assets	(48,021)	-5,725,972
Related party receivables	-	822,742
Accounts payable and accrued expenses	(134,249)	480,268
Rental security deposits	3,848	1,403,859
Other liabilities	(83,886)	-1,606,731
Net cash provided by (Used) in operation activities	(1,771,164)	2,779,105

INVESTING ACTIVITIES
Investing in real estate equity investments	(9,449,685)	9,510,943
Proceeds from sale of real estate properties	-	58,078,733
Repayments for real estate properties	(16,060)	-54,353,148
Investment in Joint Venture Development	-	7,342,520
Investment in equity method investments	-	1,424,434
Investments in real estate debt investments	-	1,700,037
Distribution to Sponsor	-	-5,242,378
Proceeds from the sale of Equity method investees	-	2,522,535
Net cash used in investing activities	(9,465,745)

FINANCING ACTIVITIES
Proceeds from the issuance of Class A shares	206,871	14,449
Proceeds from notes payable	914,883	25,780,927
Payment on notes payable	25,000	-35,727,799
Payment on loan fees associated with new debt	(12,026)	-1,476,995
Payments made to investors for dividends	(106,165)	-3,976,610
Net cash provided by financing activities	1,028,563	-15,386,028

Net increase in cash and restricted cash and restricted cash	(10,208,346)	8,376,753
Cash and cash equivalents and restricted cash, beginning of period	12,556,581	7,195,361
Cash and cash equivalents and restricted cash, end of period	2,348,234	15,572,114

Supplemental disclosure of cash flow information
Cash paid during the year for interest	2,633,264	6,755,126
Cash paid during the year for real estate taxes	463,148	352,345

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC
Statement of Members’ Equity

DF Growth REIT, LLC

Statement of Members’ Equity

For the Year Ended December 31, 2022 (Audited)

	Class A Investor Shares		Subscription	Accumulated	Non-Controlling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
January 31, 2022	6,512,840	$65,128,397		$(8,007,712)	$1,355,336	$58,476,021
Proceeds from issuance of class A shares	-	-	(222,857)	-	-	(222,857)
Distributions declared on class A shares	(1,445.00)	(14,449.00)		(4,982,436)		(4,996,885)
Noncontrolling Interest					1,706,478	1,706,478
Net Gain/Loss				5,020,636	(438,275)	4,582,361
Balance as of December 31, 2022	6,511,395	$65,113,948	$(222,857)	$(7,969,512)	$2,623,539	$59,545,118

DF Growth REIT, LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2023 (Unaudited)

	Class A Investor Shares		Subscription	Accumulated	Non Controlling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
January 31, 2023	6,511,395	$6,511,948	$(222,857)	$(7,969,512)	$2,623,539	$59,545,118
Proceeds from issuance of class A shares	-	-		-	-	-
Distributions declared on class A shares						-
Noncontrolling Interest					1,756,473	1,756,473
Net Gain/Loss				$(2,621,603)	(865,129)	(3,486,732)
Balance as of June 30, 2023	6,511,395	$6,511,948	$(222,857)	$(10,591,115)	$3,514,883	$57,814,859

DF Growth REIT, LLC

Statement of Members’ Equity

For the Year Ended December 31, 2022 (Audited)

	Class A Investor Shares		Subscription	Accumulated	Non Controlling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
January 31, 2022	6,512,840	$65,128,397		$(8,007,712)	$1,355,336	$58,476,021
Proceeds from issuance of class A shares	-	-	(222,857)	-	-	(222,857)
Distributions declared on class A shares	(1,445.00)	(14,449.00)		(4,982,436)		(4,996,885)
Noncontrolling Interest					1,706,478	1,706,478
Net Gain/Loss				5,020,636	(438,275)	4,582,361
Balance as of December 31, 2022	6,511,395	$65,113,948	$(222,857)	$(7,969,512)	$2,623,539	$59,545,118

DF Growth REIT, LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2023 (Unaudited)

	Class A Investor Shares		Subscription	Accumulated	Non Controlling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
January 31, 2023	6,511,395	$6,511,948	$(222,857)	$(7,969,512)	$2,623,539	$59,545,118
Proceeds from issuance of class A shares	-	-		-	-	-
Distributions declared on class A shares						-
Noncontrolling Interest					1,756,473	1,756,473
Net Gain/Loss				$(2,621,603)	(865,129)	(3,486,732)
Balance as of June 30, 2023	6,511,395	$6,511,948	$(222,857)	$(10,591,115)	$3,514,883	$57,814,859

DF Growth REIT, LLC
Notes to the Financial Statements
June 30, 2023

Note 1 – Formation and Organization

DF Growth REIT, LLC Notes to the Financial Statements June 30, 2023

DF Growth REIT, LLC (the “Company”) is a Delaware corporation formed on August 6, 2020, that attempts to build wealth by investing in cash-flowing apartment buildings along with other multifamily properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multifamily properties. The use of the terms the “Company,” “DF Growth REIT” “we,” “us,” or “our” in these financial statements refer to DF Growth REIT, LLC, unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2021.

The Company is externally managed by DF Manager, LLC, (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $75,000,000 in Class A Investor Shares, the purchase price for all shares was $10.00 per share. The Offering was qualified by the SEC on November 13, 2018, and we began operations on November 13, 2018. As of June 30, 2023, we had issued 6,511,395 Class A Investor Shares for an aggregate purchase price of $65,113,950.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2023, the Company’s investments in real estate operate in South Carolina, Texas, Florida and California. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2023, the Company held investments in five entities which are evaluated under the VIE model and are not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

As of June 30, 2023, the Company held investments in six entities which are evaluated under the VOE model and are not consolidated because the Company is not able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes as of period ended June 30, 2023. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2023.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

Based on the VOE model assessment where no assets were determined to be consolidated, the Company has no revenues to report as of June 30, 2023.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the period ended June 30, 2023, the Company recorded reimbursements of expenses of $0, respectively, which are reported as tenant reimbursements in the accompanying statement of operations.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

The Company has adopted the provisions of Accounting Standard Update 2017-01 which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Equity Method Investments

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE, the equity method of accounting is used. Under the equity method, the investment is originally reported at cost and is adjusted for capital activity including subsequent subscriptions, redemptions or distributions. As distributions are received from the underlying equity investment, the cost basis of the investment will be reduced. As distribution proceeds surpass the cost basis of the investment, we will then record realized investment gains for the associated equity investment. The following is a table detailing the Company’s investments made under the equity method as of June 30, 2023:

Note 4 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager is not reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company does not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company does not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, Inc., Sponsor

The Sponsor charges each Project Entity (or the Company itself, if the Company owns real estate directly) a developer fee of between 6% and 8% of the total project costs, including both “hard” costs (e.g., the cost of property) and “soft” costs (e.g., professional fees). Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor may be entitled to a similar developer fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 6-8% fee for direct investment). However, the Company’s share of the fee does not exceed 6-8% of the Company’s share of the total project cost. Where the Company owns property directly or is the sole owner of an entity that owns property, the Sponsor receives a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee is in addition to any fees paid to third parties, such as mortgage brokers. Where property is owned by an entity in which there is another financial partner–a joint venture–the Sponsor may be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 1% financing fee for direct investment. However, the Company’s cost of the fee does not exceed 1% of the Company’s share of the loan. For the period from January 1, 2023 through June 30, 2023, the Sponsor received developer fees totaling $800,000 and financing fees totaling $131,000 from the property manager in connection with the acquisition of The Independent.

Executive Officers of our Manager and Sponsor

As of the date of these financial statements, our executive officers are as follows:

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

Note 5 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company the respective services, the Company would be required to find alternative providers of these services.

Note 6 – Commitments and Contingencies

Legal Proceedings

SEC Investigation of Affilites and Related Litigation

DF Growth REIT II was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of DF Growth REIT II and in January 2022 the SEC temporarily suspended the offering of DF Growth REIT II shares. The SEC alleged that DF Growth REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and had included inaccurate statements about the fund on the DiversyFund website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. The offering of its shares was terminated in 2022 and in its settlement agreement with the SEC dated June 9, 2023, DF Growth REIT II agreed to a permanent suspension of the offering. No fines or penalties were administered by the SEC. On August 9, 2023, the SEC informed the company that it was also concluding its investigation and did not intend to recommend an enforcement action against DiversyFund, the Company, DF Growth REIT II, LLC, DF Manager, Mr. Cecilio or Mr. Lewis.

Related to the SEC’s inquiry, in December 2022 attorneys for three shareholders in the Company and DF Growth REIT II brought an investor suit against the Company; DF Growth REIT II, LLC; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on the SEC’s claims in its administrative proceeding, alleging that the named shareholders were thereby misled, and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the defendants in this investor suit filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys for the plaintiffs filed an amended complaint in May 2024 and the Company again filed a motion to dismiss all claims. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences.

Note 7 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes.

Investments

No new real estate investments were acquired or sold by the Company since June 30, 2023. However, in December 2023 a new investor purchased $3 million of Class A Units issued by DF Independent Partners, LLC (The Independent), which redeemed the same amount back to the Company and reduced the Company’s total investment in DF Independent Partners.

In fiscal year 2020 the Company invested $931,500 in unsecured debt issued to DiversyFund Granito, LLC (“Granito”). Following a series of setbacks related to massive budget overruns by the architect and builder, unexpected revision of zoning rules and new permitting issues, imposition of a new “mansion tax” and inability to garner any offers for the undeveloped property, in April 2024 the lender to Granit foreclosed on the property. The foreclosure value of the Granito property was substantially less than the total capital invested in Granito and the equity and unsecured debt investors, including the Company, suffered a total loss of investment. At the time of the foreclosure, Granito also owed the Company $38,260.03 in unpaid interest on the Company’s $931,500 loan to the Company.

ITEM 4

Exhibits

Exhibit 1A-2A	Certificate of Formation*
Exhibit 1A-2B	Limited Liability Company Agreement dated August 20, 2020*
Exhibit 1A-2C	Authorizing Resolution of the Company*
Exhibit 1A-6A	Investment Agreement*
Exhibit 1A-6B	Management Services Agreement by and between the Company and the Manager dated August 20, 2020*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11394) and incorporated by reference herein.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 4, 2024.

DF Growth REIT, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio,

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis

Director and Chief Investment Officer of DiversyFund, Inc. September 4, 2024

/s/ Craig Cecilio

Director and Chief Executive Officer of DiversyFund, Inc. September 4, 2024